NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada.  Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted.  The Interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto in Talisman’s Annual Report for the year ended December 31, 2002.

1.  Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Consolidated Financial Statements for the year ended December 31, 2002 except for the following:

Talisman’s stock option plans, as approved by the Company’s shareholders, have been amended effective July 1, 2003 to provide employees and directors who hold stock options the choice upon exercise to receive a cash payment in exchange for surrendering the option.  The cash payment is equal to the appreciated value of the stock option as determined based on the difference between the option’s exercise price and the Company’s share price at the time of exercise.  As a result of the amendments to the stock option plans, the Company has recorded $105 million ($74 million after tax) of compensation expense and a corresponding liability based on the appreciated value of the outstanding stock options as determined using the June 30, 2003 closing share price.

In addition to the Company’s stock option plans, Talisman has issued 382,080 cash units during the quarter to certain of its overseas employees.  Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company.

Future stock based compensation expense or recoveries will be dependent on changes in the Company’s share price and the number of options and cash units outstanding.

2.  Share Capital

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares.  No preferred shares have been issued.

Continuity of common shares (year to date)	2003
	Shares	Amount
Balance at January 1,	131,039,435	$2,785
Issued upon exercise of stock options	257,913	8
Purchased	(2,134,700)	(46)
Balance at June 30,	129,162,648	2,747

Pursuant to a normal course issuer bid renewed in March 2003, Talisman may repurchase up to 6,456,669 common shares representing 5% of the outstanding common shares of the Company at the time the normal course issuer bid was renewed. During the first six months of 2003 the Company repurchased 2,134,700 common shares for $121 million, including 68,500 common shares for $4 million in the quarter ended June 30, 2003. Subsequent to June 30, 2003, the Company repurchased an additional 1,200,900 of common shares for $73 million.

3.  Stock Options

Continuity of stock options (year to date)	2003
	Number	Average
	Of	Exercise
	Options	Price
Outstanding at January 1, 2003	7,384,054	46.53
Granted during the period	2,299,499	59.36
Exercised	257,913	33.33
Expired/forfeited	109,836	58.62
Outstanding at June 30, 2003	9,315,804	49.92
Exercisable at June 30, 2003	3,900,957	35.90

As indicated in note 1, the Company began recording compensation expense in the second quarter of 2003 for stock options and cash units outstanding.  Prior to the second quarter, no amount of compensation expense had been recognized in the financial statements for stock options granted to employees and directors.  The following table provides pro forma measures of net income and net income per common share had stock options been recognized as compensation expense prior to 2003 based on the estimated fair value of the options on the grant date.  Had the stock option plans not been amended during the second quarter of 2003, the pro forma net income would have been approximately $55 million ($0.42/share) higher than the net income as reported for the six months ended June 30, 2003.

June 30, 2002[1]	Three months ended	Six months ended
	As Reported	Pro Forma[2]	As Reported	Pro Forma[2]
Net income ($millions)	90	82	191	176
Per common share ($/share)
Basic	0.62	0.56	1.33	1.22
Diluted	0.61	0.55	1.31	1.20

1 Pro forma amounts have not been provided for 2003 due to the recording of compensation expense as disclosed in note 1.

2 Pro forma net income and net income per common share had stock options been recognized as compensation expense based on the estimated fair value of the options on the grant date.

Stock options granted during the six months ended June 30, 2003 had an estimated weighted-average fair value of $22.91 per option (2002 - $26.19 per share). The estimated fair value of stock options issued was determined using the Black-Scholes model using substantially the same assumptions disclosed in note 8 of the December 31, 2002 Consolidated Financial Statements. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or, effective July 1, 2003, to receive a cash payment equal to the appreciated value of the stock option.

4. Long-Term Debt

June 30, 2003		December 31, 2002
Bank Credit Facilities (Canadian $ denominated)	$-	$265
Debenture and Notes (unsecured)
US$ denominated (US$850 million)	1,152	1,342
Canadian $ denominated	634	814
£ denominated (£250 million) [1]	494	576
	2,280	2,997
Less current portion	-	-
	$2,280	$2,997

1 Swapped into US dollars.  See note 6 of the December 31, 2003 Consolidated Financial Statements.

5. Commodity Based Sales Contracts

The following tables are an update of the commodity price derivative contracts and fixed price sales contracts outstanding:

a)

Commodity price derivative contracts

Natural gas

Fixed price Swaps	Remainder 2003	2004	Three-way collars	Remainder 2003
(AECO gas index)			(AECO gas index)
Volumes (mcf/d)	27,500	-	Volumes (mcf/d)	9,200
Price ($/mcf)	6.35	-	Ceiling price ($/mcf)	3.39
(NYMEX gas index)			Floor price ($/mcf)	3.11
Volumes (mcf/d)	58,000	48,500	Sold put price ($/mcf)	2.56
Price (US$/mcf)	5.13	4.58

Two-way collars	Remainder 2003
(AECO gas index)
Volumes (mcf/d)	18,500
Ceiling price ($/mcf)	7.26
Floor price ($/mcf)	6.23

Crude oil contracts

Fixed price swaps	Remainder 2003	Two-way collars	Remainder 2003	2004
(Brent oil index)		(Brent oil index)
Volumes (bbls/d)	12,000	Volumes (bbls/d)	12,000	10,000
Price (US$/bbl)	22.79	Ceiling price (US$/bbl)	25.71	25.02
		Floor price (US$/bbl)	22.23	22.34
(WTI oil index)		(WTI oil index)
Volumes (bbls/d)	30,000	Volumes (bbls/d)	23,000	-
Price (US$/bbl)	25.34	Ceiling price (US$/bbl)	28.48	-
		Floor price (US$/bbl)	23.05	-

b)

Physical contracts (North America)

Fixed price sales	Remainder 2003	2004	2005-2007
Volumes (mcf/d)	59,200	33,200	11,100
Weighted average price ($/mcf)	3.65	3.37	3.30

In addition to the fixed price contracts, the Company has entered into contracts with a pricing structure similar to the three-way commodity collars disclosed in note 9 of the Company’s December 31, 2002 Consolidated Financial Statements.

NIT index	Remainder 2003	2004
Volumes (mcf/d)	15,300	15,300
Ceiling ($/mcf)	3.56	3.49
Floor ($/mcf)	3.37	3.32
Sold put strike ($/mcf)	2.76	2.67

6. Selected Cash Flow Information
	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002
Net income	201	90	774	191
Items not involving current cash flow
Depreciation, depletion and amortization	329	364	690	723
Property impairments	28	4	28	49
Dry hole	42	25	114	52
Net loss (gain) on asset disposals	(5)	2	(9)	1
Gain on sale of Sudan operations	-	-	(296)	-
Stock-based compensation	105	-	105	-
Future taxes and deferred PRT	(139)	129	(53)	138
Other	(3)	(3)	1	(3)
	357	521	580	960
Exploration	42	41	91	78
Cash flow	600	652	1,445	1,229

7.  Sale of Sudan Operations

On March 12, 2003, the Company completed the sale of its 25% indirectly held interest in the Greater Nile Oil Project in Sudan.  Total gross proceeds were $1.13 billion (US$771 million), including interest and cash received by Talisman between September 1, 2002 and closing on March 12, 2003.  The gain on sale is as follows:

Gross proceeds on sale of Sudan operations (US$771 million)	$ 1,135
Less interim adjustments	(123)
1,012
Property, plant and equipment	687
Working capital and other assets	72
Future income tax liability	(59)
Net carrying value at March 12, 2003	700
Estimated closing costs	16
Gain on disposal	$296

The interim adjustments are subject to finalization and may change.

9.  Contingencies

Talisman is being sued by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act in the United States District Court for the Southern District of New York.  Talisman’s motion to dismiss the lawsuit was denied by the Court in March 2003.  In June 2003, Talisman's motion for reconsideration or certification for appeal of the Court’s denial of the motion to dismiss the lawsuit was also denied.  In July 2003, Talisman filed a motion to dismiss the lawsuit for lack of personal jurisdiction of the Court over Talisman.  No decision on this motion is expected until 2004.  Talisman is continuing to vigorously defend itself against this lawsuit.